

Mail Stop 3561

April 10, 2018

Via Email
Mr. Donald A. Merril
Executive Vice President and Chief Financial Officer
U.S. Silica Holdings, Inc.
8490 Progress Drive, Suite 300
Frederick, Maryland 21701

> **Re:** **U.S. Silica Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed February 21, 2018**
> **File No. 1-35416**

Dear Mr. Merril:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Item 2. Properties
Summary of Reserves, Page 44

1. Proven and probable reserves are disclosed for your Crane County & Lamesa properties. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c). The information requested includes, but is not limited to:

    *   Property and geologic maps

    *   Description of your sampling and assaying procedures

    *   Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

2. Please disclose the silica/aplite prices used to determine your reserves along with the wash plant/screening recovery within or adjacent to your reserve tables.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
How We Evaluate Our Business
Adjusted EBITDA, page 57

3. In your reconciliation of adjusted EBITDA, you include adjustments for business development related expenses and post-employment expenses during all periods presented. Please tell us why these expenses are not normal, recurring, cash operating expenses necessary to operate your business and are appropriately excludable from

adjusted EBITDA. Alternatively, if you believe that your credit agreement is a material agreement, the covenant is a material term of the credit agreement and that information about the covenant is material to an investor's understanding of your financial condition and/or liquidity, revise your disclosures to convey this and disclose for each period presented the actual covenant computations. Also, disclose the amounts or limits required for compliance with the covenant and the actual or reasonably likely effects of compliance or non-compliance with the covenant. Refer to Questions 100.01 and 102.09 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures updated on April 4, 2018, as applicable.

Liquidity and Capital Resources
Cash Flow Analysis
Net Cash Provided by Operating Activities, page 63

4. You attribute the changes in net cash provided by operating activities between periods to changes in your net income or loss and to the overall change in other components of operating activities without further discussion. Please quantify and discuss the underlying reasons for material changes between periods in other components of operating activities. Refer to Item 303(a)(1) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 for engineering related questions. Please contact Linda Cvrkel at (202) 551-3813 or me at (202) 551-3769 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel &
Mining

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